Exhibit 21

Subsidiaries of the Registrant

Subsidiary	State of Incorporation

Charron Construction Consulting, Inc.	Virginia

Geo-Marine, Inc.	Texas

GEOMET Technologies, LLC	Maryland

J.M. Waller Associates, Inc.	Virginia

Versar International, Inc.	Delaware

GEOI 1 Limited	United Kingdom

Professional Protection Systems, Limited	United Kingdom